

SECUF

20010363

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20160 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MAREE G. CONTRERAS
Notary Public - California
Ventura County
Commission # 2316504
My Comm. Expires Jan 1, 2024

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

BENEFIT FUNDING SERVICES, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Benefit Funding Services, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on Benefit Funding Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Benefit Funding Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Benefit Funding Services, LLC's financial statements. The Supplemental Information is the responsibility of the Benefit Funding Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Benefit Funding Services, LLC's auditor since 2004.
Tarzana, California
February 14, 2020

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	296,165
Accounts Receivable		42,979
Other Assets		2,330
Total Assets	$	341,474

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	154,695
Franchise Tax Board Payable		3,300
Total Liabilities	$	157,995
MEMBER'S EQUITY		183,479
Total Member's Equity	$	183,479
Total Liabilities and Member's Equity	$	341,474

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the Year Ended December 31, 2019

REVENUES		
Revenue from Sale of Variable Contracts of Insurance based Product (Note 2)	$	822,598
Other Revenue	$	4,880
Total Revenues	$	827,478
EXPENSES		
Commissions	$	750,202
Professional fees		6,500
Other Operating expenses		6,982
Total Expenses		763,684
NET INCOME BEFORE STATE OF CA FRANCHISE FEE		63,794
LESS: STATE OF CA FRANCHISE FEE (Note 4)		3,300
NET INCOME	$	60,494

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Member's Equity
For the Year Ended December 31, 2019

	Member's Equity	Net Income (Loss)	Total Member's Equity
Beginning balance January 1, 2019	$ (106,127)	$ 229,112	$ 122,985
Net Income		60,494	60,494
Ending balance December 31, 2019	$ (106,127)	$ 289,606	$ 183,479

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	60,494
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in assets		
Accounts Receivable		(21,228)
Other assets		370
Increase (decrease) in liabilities		
Accounts Payable		(57,990)
Total adjustments		(78,848)
Net cash used in operating activities		(18,354)
Net decrease in cash		(18,354)
Financing Activities		
Cash at beginning of year		314,519
Cash at end of year	$	296,165

Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
State of CA Franchise Fee	$	3,300

Notes to Financial Statements
December 31, 2019

Note 1: NATURE OF BUSINESS

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by New First Financial Resources, LLC (New FFR).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue Recognition

The Company recognizes commissions income as earned and realized net of any charge-backs. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts. Three out of eight companies accounted for 85% of total revenue.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on a transaction by a government authority, and collected by the Company from a customer, are excluded from revenue. Reportable segments of revenue generated by the Company are described below:

The Company generates its revenue from the sale of variable contracts of insurance-based products, in the form of commissions and trail commissions.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $10,533. On December 31, 2019, the company had a net capital of $176,851, which was $166,318 in excess of the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness of $157,995 to net capital was 0.89:1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: STATE OF CALIFORNIA FRANCHISE FEE

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation but imposes an LLC fee for operating within California.

For the year ended December 31, 2019, the components of the State of California Franchise Fee are as follows:

State of California Franchise Fee	$3,300

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2016, 2017, 2018.

Note 5: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the

Note 5: FAIR VALUE MEASUREMENT (continued)

measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2019.

Note 6: COMMITMENTS AND CONTINGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

The Company does not have a lease commitment due to the fact that their administrative costs are covered by a third party.

Note 7: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2019 through February 14, 2020 the date the financial statements were available to be issued. Based upon this review the Company has determined that there were no events which took place that would have a material impact on its financial statements, which would require disclosure.

BENEFIT FUNDING SERVICES, LLC

Schedule I
Statement of Net Capital
December 31, 2019

	Focus 12/31/2019	Audit 12/31/2019	Change
Members' equity, December 31, 2019	$ 183,479	$ 183,479	$ -
Less: Non allowable assets:			
Accounts receivable	4,298	4,298	-
Other assets	2,330	2,330	-
Tentative net capital	$ 176,851	$ 176,851	$ -
Haircuts:	-	-	-
NET CAPITAL	$ 176,851	$ 176,851	$ -
Minimum net capital	10,533	10,533	-
Excess net capital	$ 166,318	$ 166,318	$ -
Aggregate indebtedness	$ 157,995	$ 157,995	$ -
Ratio of aggregate indebtedness to net capital	0.89:1	0.89:1	

There is no differences between the Audit report and Focus filed at December 31, 2019.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Benefit Funding Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

Benefit Funding Services, LLC

By:



Debasish Banerjee, FINOP 2/14/20

(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Benefit Funding Services, LLC
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Benefit Funding Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benefit Funding Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and 2 Benefit Funding Services, LLC stated that Benefit Funding Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benefit Funding Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Benefit Funding Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2020

SIPC-3 2019

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Dave Banyas Principal 1/30/19
Authorized Signature/Title Date

8-

8-50527 FINRA DEC 08/06/1998
BENEFIT FUNDING SERVICES LLC
21860 BURBANK BLVD STE 150
WOODLAND HILLS, CA 91367

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Benefit Funding Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Benefit Funding Services, LLC for the year ended December 31, 2019, which were agreed to by Benefit Funding Services, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Benefit Funding Services, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Benefit Funding Services, LLC's management is responsible for Benefit Funding Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 to the total revenues in Benefit Funding Services, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Benefit Funding Services, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson, CPA

Tarzana, California

February 14, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Benefit Funding Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Benefit Funding Services, LLC for the year ended December 31, 2019, which were agreed to by Benefit Funding Services, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Benefit Funding Services, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2019 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Benefit Funding Services, LLC's management is responsible for Benefit Funding Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 to the total revenues in Benefit Funding Services, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Benefit Funding Services, LLC for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Benefit Funding Services, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson, CPA

Tarzana, California

February 14, 2020